MECHEL REPORTS 1H2014 OPERATIONAL RESULTS

Moscow, Russia – August 5, 2014 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2014 operational results.

Production and sales for 1H2104

Production:

	1H2014, thousand	1H2013, thousand		2Q2014, thousand	1Q2014, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-mine coal	11,198	13,403	-16	5,633	5,565	1

Pig Iron	1,9	1,995	-5	964	935	+3

Steel	2,127	2,55	-17	1,096	1,031	+6

Sales:

	1H2014, thousand	1H2013, thousand		2Q2014, thousand	1Q2014, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Coking coal
concentrate	5,354	5,734	-7	2,743	2,611	5

Including coking coal concentrate supplied to Mechel enterprises	975	1,224	-20	545	430	27

PCI	1,623	1,443	12	1,033	590	+75

Anthracites	1,001	1,13	-11	519	482	8

Including anthracites supplied to Mechel enterprises	75	45	68	74	1	7,072

Steam coal	2,528	2,991	-15	1,167	1,361	-14

Including steam coal supplied to Mechel enterprises	660	876	-25	266	393	-32

Iron ore concentrate	1,886	1,986	-5	913	973	-6

Including iron ore concentrate supplied to Mechel enterprises	1,001	13	7,414	549	452	22

Coke	1,491	1,561	-4	735	757	-3

Including coke supplied to Mechel enterprises	966	1,049	-8	486	479	2

Ferrosilicon	42	48	-12	21	22	-5

Including ferrosilicon supplied to Mechel enterprises	12	17	-26	7	6	12

Flat products	227	309	-26	115	112	2

Including those produced by third parties	70	155	-55	33	37	-11

Long products	1,588	1,811	-12	806	782	3

Including those produced by third parties	273	578	-53	134	139	-4

Billets	61	560	-89	27	34	-22

Including those produced by third parties	7	180	-96	7	0.3	2,165

Hardware	384	426	-10	207	177	16

Including those produced by third parties	49	37	33	29	20	63

Forgings	26	37	-29	14	12	24

Stampings	44	51	-15	21	22	-5

Electric power generation (thousand kWh)	1,865,378	2 ,156,035	-13	854,187	1,011,191	-16

Heat power generation (Gcal)	3,374,964	3,945,654	-14	1,071,913	2,303,051	-53

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the company’s 2Q2014 results:

“In 2Q2014 spot prices for coking coal reached their seven-year minimum. We think that the next few months may be expected to see their gradual recovery. Despite the current price dynamics, Mechel Group maintained the volumes of run-of-mine coal production on the previous quarter’s level. The sales volumes of coking coal concentrate from our major mining enterprises (Southern Kuzbass Coal Company and Yakutugol) went up by 5% quarter-on-quarter due to two factors — stable exports, primarily those we contracted with steelmaking holdings in Asia Pacific, and a significant increase in supplies (27% quarter-on-quarter) to Mechel Coke OOO for restocking. The general decrease of coking coal concentrate sales compared to 1H2013 was due to a temporary interruption of mining at US-based Mechel Bluestone due to unfavorable market conditions.

“PCI sales were up by 75% in 2Q2014 quarter-on-quarter due to an increase in exports, particularly to China. The eight-percent increase in anthracite sales as compared to the previous quarter was due to a seasonal increase in supplies to Chelyabinsk Metallurgical Plant’s sintering facilities.

“Steam coal sales went down by 14% quarter-on-quarter due to a seasonal slump in demand from both external customers and the Group’s enterprises. We are currently actively working at expanding steam coal sales in burgeoning Asian markets.

”The Group’s steel segment in 2Q2014 increased production volumes quarter-on-quarter, with steel production up by 6%, pig iron production up by 3% due to stable demand for Chelyabinsk Metallurgical Plant’s products, which also helped maintain coke sales at the previous quarter’s level.

“In 2Q2014, we increased sales of flat rolls by 2% and long rolls by 3% quarter-on-quarter due to a seasonal increase in demand. At the same time, the decrease in sales of third-party products was compensated by the increase in our own production. The decrease in sales in 1H2014 as compared to 1H2013 was due to a slump in the sales of third-party products as well as disposal and reorganization of the Group’s several service and sales centers in Europe.

“During this period we dispatched a batch of high-quality rails produced at the universal rolling mill for certification by Russian Railways OAO. Getting those rails certified will enable us to begin supplying Russian Railways with up to 400,000 tonnes of rails a year. During the report period we also continued to expand the range of the universal rolling mill’s products, mastering manufacture of 18 types of shaped rolls.

“The five-percent decrease of stampings’ sales in the second quarter as compared to the first quarter was due to a weaker demand for these products and high competition from foreign producers.

“Ferrosilicon sales from Bratsk Ferroalloy Plant to the Group’s enterprises and to third parties remained flat quarter-on-quarter. Global ferrosilicon prices currently demonstrate positive dynamics.

“In 1H2014, our power segment has slightly decreased production of electricity and heat as compared to the same period last year, which is due to ZMZ-Energo OOO and boiler stations at GMZ OOO leaving the Group’s power division. The 16-percent decrease in electricity production and 53-percent decrease in heat production in the 2Q2014 quarter-on-quarter is due to seasonal changes.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.